Exhibit 99.1

WiLAN Announces Release of Markman Order

Company views order as favourable, remains very confident of position

OTTAWA, Canada – May 17, 2012 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that Judge Leonard Davis of the U.S. District Court for the Eastern District of Texas issued a claims construction Opinion and Order, on May 16, 2012, in ongoing litigations between WiLAN and defendants Alcatel-Lucent USA Inc., Ericsson Inc., Exedea Inc., HTC  America, Inc., HTC Corporation, Sony Mobile Communications (USA) Inc., Sony Mobile Communications AB and Telefonaktiebolaget LM Ericsson.

In the litigations, WiLAN is alleging infringement on four patents including U.S. Patent Nos. 6,222,819, 6,381,211, 6,088,326 and 6,195,327 (collectively, the “Patents”). The claim construction hearing, also known as the Markman hearing, with respect to these Patents was held before Judge Davis on April 26, 2012.

In the Order, the Court adopted interpretations that WiLAN believes are favorable to the Company on all of the claim terms that were in dispute in the litigation. In particular, the Court rejected all ten of the defendants’ proposed constructions in the Patents and often adopted WiLAN’s constructions verbatim.

"We are very pleased with the Court’s claim constructions and the timeliness of the release of the Markman Order,” said Jim Skippen, President & CEO. “We believe that the constructions enable WiLAN to demonstrate infringement of the patents by the defendants’ 3G HSPA base station and handset products. We remain very confident of our position in this case.”

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 255 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

www.wilan.com	© copyright Wi-LAN 2012	1

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “believes”, “enable”, “to demonstrate”, “should help” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 9, 2012 annual information form for the year ended December 31, 2012 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For Media inquiries, please contact:

Kathryn Hughes

Director, Marketing & Communications

O: 613.688.4897

C: 613.898.6781

E: khughes@wilan.com

For Investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

www.wilan.com	© copyright Wi-LAN 2012	2